August 1, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Legacy Reserves Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 16, 2018
File No. 333-224182

Dear Mr. Reynolds:

Set forth below are the responses of Legacy Reserves Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2018, with respect to the Company’s Amendment No. 2 (“Amendment No. 1”) to Registration Statement on Form S-4 filed with the Commission on July 16, 2018, File No. 333-224182 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR in response to the Staff’s comments.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Preliminary Proxy Card

1.

In the notice of special meeting of unitholders, you disclose that the Board Classification Proposal and the LTIP Proposal will be implemented only if the Merger is consummated and the Merger Proposal is approved. However, the conditional nature of any proposal is not clear in the preliminary proxy card as filed. Accordingly, please revise the preliminary proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals. See Rule 14a-4(a)(3) of Regulation 14A.

Response: We acknowledge the Staff’s comment and have revised the preliminary proxy card to clarify that the approval of certain proposals is conditioned upon the approval of other proposals. Please see Exhibit 99.2 of Amendment No. 3.

Please direct any questions that you may have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786, Michael P. Fisherman of Kirkland & Ellis LLP at (713) 836-3645 or the undersigned at (432) 689-5200.

Very truly yours,

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

Enclosures

cc:	Diane Fritz (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Kevin Dougherty (Securities and Exchange Commission)
Loan Lauren P. Nguyen (Securities and Exchange Commission)
Paul T. Horne (Legacy Reserves Inc.)
Matthew R. Pacey (Kirkland & Ellis LLP)
Michael P. Fisherman (Kirkland & Ellis LLP)
Srinivas M. Raju (Richards Layton & Finger, P.A.)
Kenneth E. Jackman (Richards Layton & Finger, P.A.)